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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
[X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR

For Period Ended:    May 31, 2001
                 -------------------------------------------------------------


                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

AMERICAN GROUP, INC.
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Full Name of Registrant


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Former Name if Applicable

5295 Town Center Road  #301
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Address of Principal Executive Office (STREET AND NUMBER)

Boca Raton, Fl 33486
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X     (a)      The reasons described in reasonable detail in Part III of this
 ---             form could not be eliminated without unreasonable effort or expense;

  X     (b)      The subject annual report, semi-annual report, transition
 ---             report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly

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                 report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)      The accountant's statement or other  exhibit  required  by Rule
 ---             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The issuer requires additional time to complete its financial statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Robert I. Claire               561                 394-2443
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). _X_ Yes __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes -- No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


                          AMERICAN GROUP, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 28, 2001                              By /s/ Robert I. Claire
                                       ----------------------------------------
                                            Robert I. Claire
                                            President

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                     AMERICAN GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED MAY 31, 2001 AND 2000

                                                          For the years ended
                                                               May 31,
                                                        2001            2000
                                                        ----            ----

Revenue                                            $  3,070,376    $  2,497,330
Cost of sales                                         3,170,628       2,509,230
                                                   ------------    ------------

Gross loss                                             (100,252)        (11,900)

  Selling, general and administrative                 1,497,943       1,679,040
                                                   ------------    ------------

Operating loss                                       (1,598,195)     (1,690,940)
                                                   ------------    ------------

Other income (expenses):
  Interest expense                                     (518,412)       (286,662)
  Impairment of goodwill                             (1,051,562)           --
  Interest income                                           792           1,634
                                                   ------------    ------------

                                                     (1,569,182)       (285,028)
                                                   ------------    ------------

Net loss before extraordinary item                   (3,167,377)     (1,975,968)

Extraordinary item                                   (1,370,270)           --
                                                   ------------    ------------

Net loss                                             (4,537,647)     (1,975,968)

Preferred stock dividend                                (54,000)           --
                                                   ------------    ------------

Net loss available to common stockholders          $ (4,591,647)   $ (1,975,968)
                                                   ------------    ------------

Net loss per share, basic and diluted              $      (2.70)   $      (2.07)
                                                   ------------    ------------

Weighted average shares outstanding                   1,702,746         953,339
                                                   ------------    ------------

   The accompanying notes are an integral part of these financial statements.

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Revenues for the year ended May 31, 2001 were $3,070,376 compared to $2,497,330 for the year ended May 31, 2000. The increase in sales can be attributed to the inclusion of three full months of sales for Torland which was acquired on August 15, 1999, and an increase in sales at LPS. Gross profit margins as a percentage of revenues for the year ended May 31, 2001 and 2000 were (3.3)% and (0.5)%, respectively. The decrease in the gross profit margin can be attributed to increased labor and material costs as a percentage of sales. Our current facility is not adequate to handle the volume of business currently in place. Due to our poor cash flow during the years ended May 31, 2001 and 2000, we were unable to avail ourselves of any purchasing discounts that would have otherwise been available had we been able to make commitments to purchase products in greater amounts. We estimate that the price of material is 20% higher than the price that could be obtained if we were able to take advantage of volume price discounts. Operating expenses for the year ended May 31, 2001 and 2000 were $1,497,943 and $1,679,040, respectively. For the year ended May 31, 2000, operating expenses include a $319,000 provision against certain officer loans.


The net loss of $4,537,647 for the year ended May 31, 2001 consists of non-cash charges of $2,837,705 (which includes depreciation and amortization costs of $305,638, an impairment charge to goodwill of $1,051,562 and stock issued for debt conversion and release of an unasserted claim of $1,480,505) and operating losses of $1,699,942. The net loss of $1,975,968 for the year ended May 31, 2000 consists of non-cash losses of $606,720 (which includes depreciation and amortization costs of $287,049 and a provision of approximately $319,671 against certain officer loans) and operating losses of $1,369,248.


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